THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 18, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION


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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.    7    )*
                                          --------

                            Hancock Holding Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par Value $3.33 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  410120-10-9
                  --------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 4 pages
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CUSIP No.  410120-10-9                   13G                  Page 2 of 6 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Hancock Bank Trust Department  64-0169065
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     1,023,304.5
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   2,300
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     985,017.3
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     2,300
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,025,604.5
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      9.4%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*


      BK
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 6 pages

                          Amendment #7 to Schedule 13G
                                  Hancock Bank

Item 1(a)        Name of Issuer:

                 Hancock Holding Company

Item 1(b)        Address of Issuer's Principal Executive Offices:

                 One Hancock Plaza
                 2510 14th Street
                 Gulfport, MS   39501

Item 2(a)        Name of Person Filing:

                 Hancock Bank

Item 2(b)        Address of Principal Business Office or if none, Residence:

                 One Hancock Plaza
                 2510 14th Street
                 Gulfport, MS  39501

Item 2(c)        Citizenship:

                 Mississippi Bank

Item 2(d)        Title of Class of Securities:

                 Common Stock, par value $3.33 per share

Item 2(e)        Cusip Number:

                 410120-10-9

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                 (a)      (  )    Broker or Dealer registered under Section 15
                                  of the Act

                 (b)      (  )    Bank as defined in Section 3(a)(6) of the Act

                 (c)      (  )    Insurance Company as defined in Section
                                  3(a)(19) of the Act

                 (d)      (  )    Investment Company registered under Section 8
                                  of the Investment Company Act

                 (e)      (  )    Investment Adviser Registered under Section
                                  203 of the Investment Advisers Act of 1940

                 (f)      (  )    Employee Benefit Plan, Pension Fund which is
                                  subject to the provisions of the Employee
                                  Retirement Income Security Act of 1974 or
                                  Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

                 (g)      (  )    Parent Holding Company, in accordance with
                                  240.13d-1(b)(ii)(G)  (Note:  See Item 7)

                 (h)      (  )    Group, in accordance with 240.13d-1(b)(1)
                                  (ii)(H)


Item 4           Ownership:

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire:


                 (a)      Amount Beneficially owned:

                          1,025,604.5

                 (b)      Percent of Class:

                          9.4%

                 (c)      Number of shares as to which such person has:

                 (i)      sole power to vote or to direct the vote 1,023,304.5

                 (ii)     shared power to vote or to direct the vote 2,300

                 (iii)    sole power to dispose or to direct the disposition of
                          985,017.3



                 (iv) shared power to dispose or to direct the disposition of 2,300


Item 5           Ownership of Five percent or less of a Class.

                 Not applicable

Item 6           Ownership of More than Five Percent on Behalf of Another
                 Person.

                 The shares of Hancock Holding Company stock listed in Item 4 are held by the Trust Department of Hancock Bank, as Trustee for 169 fiduciary accounts. Hancock Bank is a wholly-owned subsidiary of Hancock Holding Company. Within these 169 accounts, the Trust Department of Hancock Bank has sole voting rights on 1,023,304.5 shares and shared voting rights on 2,300 shares. It has the sole right to dispose of 985,017.3 shares and shared right to dispose of 2,300 shares. Hancock Bank has no right to receive the dividends from such shares, nor does it have the power to direct the receipt of such dividends (except in certain cases to beneficiaries or grantors of the accounts). Hancock Bank has no right to receive the proceeds from the sale of such securities, nor does it have the power to direct the receipt of such proceeds (except in certain cases to beneficiaries or grantors of the accounts).

Item 7 Identification and Classification of the Subsidiary which acquired the Security being reported on by the Parent Holding Company.

                 Not applicable

Item 8           Identification and Classification of Members of Group.

                 Not applicable

Item 9           Notice of Dissolution of Group.

                 Not applicable

Item 10          Certification.

                 Not applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


__________________________________
Date


__________________________________
Signature


George A. Schloegel, President
Name/Title




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